

December 30, 2010

Mr. William T. Morrow
Chief Executive Officer
Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033

> **RE:** **Clearwire Corporation**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed February 24, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
>
> **File No. 001-34196**

Dear Mr. Morrow:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Executive Compensation, page 24

Compensation Discussion and Analysis, page 24

1.   We note your disclosure on pages 24 and 25 discussing your use of the Radford Technology Survey to determine the market pay percentile benchmarks for your

executive officers' compensation. You also disclose on page 31 that you used a comparative peer group of companies from the Radford Executive Benchmark Survey to determine the target equity values for each executive officer. Since it appears from the disclosure throughout your Compensation Discussion and Analysis that the compensation committee used the compensation data from the companies in the surveys for benchmarking purposes, you must identify the companies used. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify all the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   In future filings, please further discuss how the compensation committee applied your compensation policies and procedures to the actual compensation paid to each named executive officer. For example, where you benchmark elements of compensation, please disclose the actual compensation awarded to each officer as a percentile of the peer group data and, where the actual percentile differs from the target, explain why. As another example, we note that you entered into new employment agreements with several named executive officers in 2009. Discuss how the specific terms of these employment agreements align with your compensation benchmarks and other policies and procedures, such as those set forth under "Base Salary" on page 26.

Non-Equity Discretionary Performance-Based Bonus Plan

3.   We note that you have not disclosed the specific target level for the network quality performance factor because you consider the information to be confidential and you believe that its disclosure would cause you competitive harm. Please provide us with your competitive harm argument.

Compensation of Executive Officers – Potential Payments on Termination or Change in Control, page 40

4.   In future filings, where a triggering event has occurred for a named executive officer during the year, and the officer is not serving as a named executive officer at the end of the year, please provide the disclosure required by Regulation S-K Item 402(j) for the particular triggering event   Refer to Instruction 4 to Item 402(j). In this regard, we note that Messrs. Sach, Satterlee and Wolff separated from the company during 2009 and early 2010.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Zitko, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director